Co Regn No: 199802418D

SembCorp Industries

RECEIVED

2006 JUL 27 P 2:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

14 July 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06015526

SUPPL

Dear Sirs

**SembCorp Industries Ltd**
**<u>Rule 12g3-2(b) file No. 825109</u>**

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JUL 31 2006 E
THOMSON
FINANCIAL

Kwong Sook May
Company Secretary

Enc

dw 7/27

C:jesstan/MasnetAnn/SECltr

**SembCorp Industries Ltd** 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg

PEOPLE DEVELOPER SINGAPORE

RECEIVED
2006 JUL 27 P 2:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**SEMBCORP INDUSTRIES LTD**
(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

**ANNOUNCEMENT**

**PROPOSED CAPITAL REDUCTION AND CASH DISTRIBUTION**

**1. CONFIRMATION OF THE CAPITAL REDUCTION**

1.1 **Confirmation.** The Board of Directors of SembCorp Industries Ltd ("**SCI**" or the "**Company**") is pleased to announce that the Capital Reduction was confirmed by the High Court of Singapore on 13 July, 2006. The Capital Reduction will become effective when a copy of the Order of Court confirming the Capital Reduction has been lodged with the Registrar of Companies and Businesses of Singapore together with the other documents prescribed under the Companies Act, Chapter 50 of Singapore. The Company intends to lodge the said Order of Court together with such other documents as prescribed on 8 August, 2006.

1.2 **Definitions.** Unless otherwise defined, terms used in this Announcement shall have the same meanings as defined in the circular (the "**Circular**") dated 15 June, 2006, which was despatched to Shareholders.

**2. NOTICE OF BOOKS CLOSURE**

Notice is hereby given that the Transfer Books and Register of Members of the Company will be closed from 5.00 p.m. on 8 August, 2006 (the "**Books Closure Date**") and will reopen from 9.00 a.m. on 10 August, 2006 for the purpose of determining the entitlements of Shareholders to the Cash Distribution and the number of Shares to be cancelled pursuant to the Capital Reduction.

**3. ADMINISTRATIVE PROCEDURES FOR THE CAPITAL REDUCTION**

3.1 **Books Closure Date.** Persons registered in the Register of Members of the Company and Depositors whose Securities Accounts are credited with Shares as at the Books Closure Date will be entitled to receive a Cash Distribution of S$0.15 for each Share held as at the Books Closure Date.

Persons registered in the Register of Members of the Company and Depositors whose Securities Accounts are credited with Shares as at the Books Closure Date will be considered for purposes of the Capital Reduction on the basis of the number of such Shares registered in their names or standing to the credit of their Securities Accounts as at the Books Closure Date.

3.2 **Shareholders holding Scrip Shares.** Shareholders who hold Shares registered in their own names in the Register of Members of the Company and who wish to deposit their Shares with CDP prior to the Books Closure Date must deliver their existing share certificates in respect of their Shares, together with the duly executed instruments of transfer in favour of CDP, by 21 July, 2006 in order for their Securities Accounts maintained with CDP to be credited with the relevant Shares prior to the Books Closure Date. CDP will not accept the old share

certificates in respect of Shares for deposit from 22 July, 2006 to the Books Closure Date (both dates inclusive) for the purpose of the Capital Reduction.

3.3 **Payment of the Cash Distribution.** Payment of the Cash Distribution pursuant to the Capital Reduction will be made in the following manner:

(a) ***Scripless Shareholders***

Shareholders who are Depositors and who have Shares standing to the credit of their Securities Accounts as at the Books Closure Date will have the cheques for payment of their respective entitlements to the Cash Distribution under the Capital Reduction despatched to them by CDP by ordinary post at their own risk by, 22 August, 2006. Alternatively, such Shareholders will have payment of their respective entitlements to the Cash Distribution under the Capital Reduction made in such other manner as they may have agreed with CDP for the payment of dividends or other distributions by, 22 August, 2006.

(b) ***Shareholders holding Scrip Shares***

Shareholders whose Shares are registered in the Register of Members of the Company as at the Books Closure Date will have the cheques for payment of their entitlements to the Cash Distribution under the Capital Reduction despatched to them, together with the new share certificates, by ordinary post at their own risk by, 22 August, 2006.

## 4. TAXATION

4.1 **Income Tax Act.** Section 10I of the Income Tax Act provides that where a Singapore resident company makes a payment to its shareholders upon a reduction of its share capital and such a capital reduction is made out of "contributed capital" of the company, the payment to the shareholders will be treated as a return of capital and not as a payment of dividend. For Singapore income tax purposes, a return of capital would generally be treated as capital in nature and would not be taxable to the shareholders in Singapore, except in certain cases, such as shareholders who are traders in securities or who have classified their investments as trading stocks, marketable securities or short-term investments.

In relation to the Cash Distribution to be made to Shareholders pursuant to the Capital Reduction, the amounts are to be paid to Shareholders out of the paid-up share capital of the Company and will likely be regarded as a return of capital and should not be treated as a distribution of dividend to Shareholders for purposes of Singapore income tax.

**Shareholders should note that the foregoing statements are not to be regarded as advice on the tax position of any Shareholder or on any tax implications arising from the Capital Reduction. Shareholders who are in doubt as to their respective tax positions or any such tax implications or who may be subject to tax in a jurisdiction outside Singapore should consult their own professional advisers.**

5. **TRADING OF SHARES**

**Trading of Shares. The last date and time of "cum" trading of the Shares is 3 August, 2006 (Thursday) at 5.00 p.m. Shareholders should note that Shares traded from 9.00 a.m. on 4 August, 2006 (Friday) will not be entitled to the Cash Distribution pursuant to the Capital Reduction.**

6. **IMPORTANT EVENTS AND DATES**

Shareholders should note the following events and dates

| Event | Date |
|---|---|
| Last day to deposit old share certificates with CDP | 21 July, 2006 |
| Last date and time of "cum" trading of the Shares | 3 August, 2006, 5.00 p.m. |
| Commencement of "ex" trading of the Shares | 4 August, 2006, 9.00 a.m. |
| Books Closure Date | 8 August, 2006, 5.00 p.m. |
| Expected Payment Date for the Cash Distribution | 22 August, 2006 |

By Order of the Board

Kwong Sook May
Company Secretary

14 July 2006

SembCorp Industries

Co Regn No: 199802241 8D

July 13, 2006

**RESTRUCTURING WITHIN SEMBCORP GROUP FOR GREATER SYNERGY**

**- SembCorp Industries to sell SMOE and Sembawang Bethlehem to SembCorp Marine**

SembCorp Industries Ltd (SembCorp) announces that it has today, through its wholly owned subsidiaries, SembCorp Utilities Pte Ltd (SembUtilities) and Sembawang Corporation, entered into conditional Sale & Purchase Agreements for the sale of SMOE Group (SMOE) and Sembawang Bethlehem Pte Ltd (SemBeth) to SembCorp Marine Ltd (SembMarine) and SembMarine's wholly-owned subsidiary, Sembawang Shipyard Pte Ltd (SSPL) respectively, for a total cash consideration of approximately S$66.75 million.

The proposed transactions would lead to greater synergy within the Group by enabling SembUtilities to focus on its core utilities operations, and strengthening SembMarine's position as a leading global player in the offshore oil and gas sector.

The transactions are subject to the approval of SembMarine's minority shareholders at an Extraordinary General Meeting to be convened, and consists of the following Sale & Purchase Agreements:

a) A Sale & Purchase Agreement between SembUtilities and SembMarine, for the sale of the entire equity interest in SMOE, for a cash consideration of S$55 million.

   SMOE controls three subsidiaries, namely SMOE Indonesia, PT SMOE Indonesia and SCE. Besides the fabrication facilities located at Admiralty Road, leased from SemBeth, SMOE also owns a yard comprising 30 hectares of fabrication facilities and 275 metres waterfront land in Batam, Indonesia. The consideration for SMOE was determined on a willing-buyer-willing-seller basis taking into account, amongst other factors, the estimated Net Tangible Asset (NTA) of SMOE as at July 31, 2006 of S$46 million.

b) A Sale & Purchase Agreement between Sembawang Corporation and SSPL, for the sale of the entire equity interest in SemBeth for a cash

consideration of S$11.75 million, based on the estimated NTA of SemBeth as at July 31, 2006.

SemBeth owns the land and buildings located along Admiralty Road East and Admiralty Road West with a total land and sea shore area of 86 hectares (Admiralty Property) at a net book value of S$128.7 million as at July 10, 2006. The Admiralty Property was substantially funded by a S$124 million loan taken by SemBeth from SembCorp Financial Services (SFS), a wholly owned subsidiary of SembCorp. The loan will be repaid by SemBeth to SFS, post completion of the transaction.

Colliers International Consultancy & Valuation (Singapore) had valued the Admiralty Property at S$113.9 million on February 14, 2006.

Commenting on the transactions, Mr Tang Kin Fei, President and CEO of SembCorp, said: "This restructuring is part and parcel of SembCorp's commitment to deliver and enhance shareholder value on a sustainable basis. The sale of SMOE and SemBeth to SembCorp Marine and SSPL would enable our Utilities business to focus on growing its integrated utilities and energy business. The transactions would also enable SembCorp Marine to maximise and optimise the use of the land at Admiralty and in Batam, as well as the resources within SMOE. This would enable SembCorp Marine to seize more opportunities in rig building and semi-submersible projects and enhance our global market share in the offshore oil and gas sector."

The impact arising from the above transactions on SembCorp's NTA and EPS for the financial year ending 2006 is not expected to be material.

Other than Mr Tang Kin Fei and Mr Goh Geok Ling, who are directors of SembMarine, none of the directors or controlling shareholders of SembCorp has any interest, direct or indirect, in the acquisition, save for the above.

**For analysts and press queries, please contact:**
Ng Lay San (Ms)
Senior Manager
Group Corporate Relations
DID: +65 6723 3150
Email: laysan@sembcorp.com.sg

Lim Siew Khee (Ms)
Manager
Group Corporate Relations
DID: +65 6723 3076
Email: lim.siewkhee@sembcorp.com.sg

**About SembCorp Industries**

SembCorp Industries Ltd is a leading utilities and marine group in Asia. The Group provides integrated utilities and energy to industrial customers in Singapore, the United Kingdom and the region. It is also a leading global marine and offshore engineering group.

SembCorp Industries has total assets exceeding S$7 billion and employs more than 8,000 employees.

Listed on the main board of the Singapore Exchange, SembCorp Industries is a component stock of the Straits Times Index and several MSCI indices.